Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.



Colorado Secretary of State
Date and Time: 02/07/2021 02:44 PM
ID Number: 20171168922

Document number: 20211131563
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment
filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

    ID number   20171168922_____
    (Colorado Secretary of State ID number)

    Entity name   NET SAVINGS LINK, INC._____.

2. The new entity name (if applicable) is _____.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
    ☒ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

    (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

    The delayed effective date and, if applicable, time of this document is/are _____.
    (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Tilton	James	Arthur	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2374 Route 390_____
(Street name and number or Post Office Box information)
P.O. Box 609_____

Mountainhome	PA	18342
(City)	*(State)*	*(Postal/Zip Code)*

_____   United States
(Province – if applicable)   *(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NET SAVINGS LINK, INC.

To the Secretary of State of the State of Colorado:

Net Savings Link, Inc., a for-profit Colorado domestic corporation in good standing, does hereby amend its Articles of Incorporation, as amended, pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes ("CRS"), to wit:

CAPITAL STOCK.

1. Authorized Shares. The aggregate number of shares which the corporation shall have authority to issue is seven billion (7,000,000,000) shares, consisting of three classes to be designated, respectively, "Common Stock", "Series A Preferred Stock", and "Series B Preferred Stock"; the Common Stock shall have a par value of $0.001 per share, the Series A Preferred Stock shall have a par value of $0.00001 per share, and the Series B Preferred Stock shall have a par value of $0.00001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is six billion (6,000,000,000) shares. The total number of shares of Series A Preferred Stock the corporation shall have authority to issue is two hundred and twenty-five million (225,000,000) shares. The total number of shares of Series B Preferred Stock the corporation shall have the authority to issue is seven hundred and seventy-five million (775,000,000) shares.

   a. Common Stock.

      (1) Dividend Rate. The holders of Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

      (2) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Common Stock shall be entitled to one vote for each share. No holder of shares of Common Stock shall have the right to cumulate votes.

      (3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, subject to the prior rights of the holders of Series A Preferred Stock and Series B Preferred Stock, if any, the holders of shares of the Common Stock can share ratably in the corporation's assets, and shall share equally and ratably in the corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock or Series B Preferred Stock. A merger, conversion, exchange, or consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

      (4) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

      (5) Consideration for Shares. The Common Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

b. Series A Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to 1,000 votes for each share held by them.

    (2) Consideration for Shares. The shares of the Series A Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

c. Series B Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series B Preferred Stock shall be entitled to one vote for each share held by them.

    (2) Conversion Rights. The holders of shares of the corporation's Series B Preferred Stock shall have the right to convert each share of Series B Preferred Stock held by them to one share of the corporation's Common Stock.

    (3) Consideration for Shares. The shares of the Series B Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

2. Non-Assessment of Stock. The capital stock of the corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the corporation is individually liable for the debts or liabilities of the corporation.

    NOW, THEREFORE, the corporation causes this amendment to be filed with the Office of the Secretary of the State of Colorado, as such amendments to its Articles of Incorporation are authorized by the unanimous written consent of the holders of the corporation's Series A Preferred Stock on this seventh day of February, 2021.

/s/ James Tilton

_____

James Tilton
President

2374 Route 390, P.O. Box 609
Mountainhome, Pennsylvania 18342

Telephone: (718) 569-8815

CERTIFICATE OF INCUMBENCY
AND CORPORATE AUTHORITY

To: **Jena Griswold,**
             Secretary of State,
             The Great State of Colorado

From: James Tilton
           President
           Net Savings Link, Inc. ("NSL")
           2374 Route 390, P.O. Box 609
           Mountainhome, Pennsylvania 18342

The undersigned, being President of Net Savings Link, Inc., a Colorado corporation, hereby certifies to you, as follows:

1.   I am an authorized representative of NSL.

2.   NSL is a Colorado corporation in good standing.

3.   I am the person who has been duly designated and appointed to the position indicated by my name, I continue to hold the indicated position at this time, and the signature set forth below by my name is my genuine signature.

4.   I have sufficient and appropriate authority as the President of NSL to act on behalf of and to bind it with respect to executing and delivering the Amendment to the Articles of Incorporation of Net Savings Link, Inc., a Colorado corporation, and to file the same with you, to which this Certificate is annexed, and in any amendments or exhibits thereto or thereafter.

5.   I have the power and authority to execute this Certificate on behalf of NSL.

6.   You may rely on this Certificate and on the authorization of my authority, until NSL's initial or subsequent Board of Directors or shareholders rescind this Certificate or until the corporation is dissolved by a plan of reorganization or by operation of law.

IN WITNESS WHEREOF, the undersigned duly executes this Certificate and affixes his signature hereto as of February 7, 2021.

NET SAVINGS LINK, INC.,
a Colorado corporation

/s/ James Tilton

_____
By: James Tilton
Its: President



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 01/08/2021 06:57 AM
ID Number: 20171168922

Document number: 20211022901
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

ID number 20171168922
(Colorado Secretary of State ID number)

Entity name NET SAVINGS LINK, INC.

2. The new entity name (if applicable) is ______________________________.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
☒ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are ______________________.
(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Tilton	James	Arthur	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2374 Route 390
(Street name and number or Post Office Box information)
P.O. Box 609

Mountainhome	PA	1339 TL
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NET SAVINGS LINK, INC.

To the Secretary of State of the State of Colorado:

Net Savings Link, Inc., a for-profit Colorado domestic corporation in good standing, does hereby amend its Articles of Incorporation, as amended, pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes ("CRS"), to wit:

CAPITAL STOCK.

1. Common Stock. The corporation's common stock may not be subject to a reverse split. This anti-reverse split clause will remain in force for a minimum duration of five (5) years from the date of this amendment.

NOW, THEREFORE, the corporation causes this amendment to be filed with the Office of the Secretary of the State of Colorado, as such amendments to its Articles of Incorporation are authorized by the unanimous written consent of the holders of the corporation's Series A Preferred Stock on this eighth day of January 2021.

/s/ James Tilton
_____
James Tilton
President

2374 Route 390, P.O. Box 609
Mountainhome, Pennsylvania 18342

Telephone: (718) 569-8815

CERTIFICATE OF INCUMBENCY
AND CORPORATE AUTHORITY

To: Jena Griswold,
Secretary of State,
The Great State of Colorado

From: James Tilton
President
Net Savings Link, Inc. ("NSL")
2374 Route 390, P.O. Box 609
Mountainhome, Pennsylvania 18342

The undersigned, being President of Net Savings Link, Inc., a Colorado corporation, hereby certifies to you, as follows:

1.   I am an authorized representative of NSL.

2.   NSL is a Colorado corporation in good standing.

3.   I am the person who has been duly designated and appointed to the position indicated by my name, I continue to hold the indicated position at this time, and the signature set forth below by my name is my genuine signature.

4.   I have sufficient and appropriate authority as the President of NSL to act on behalf of and to bind it with respect to executing and delivering the Amendment to the Articles of Incorporation of Net Savings Link, Inc., a Colorado corporation, and to file the same with you, to which this Certificate is annexed, and in any amendments or exhibits thereto or thereafter.

5.   I have the power and authority to execute this Certificate on behalf of NSL.

6.   You may rely on this Certificate and on the authorization of my authority, until NSL's initial or subsequent Board of Directors or shareholders rescind this Certificate or until the corporation is dissolved by a plan of reorganization or by operation of law.

IN WITNESS WHEREOF, the undersigned duly executes this Certificate and affixes his signature hereto as of January 8, 2021.

NET SAVINGS LINK, INC.,
a Colorado corporation

/s/ James Tilton

_____
By: James Tilton
Its: President



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

Colorado Secretary of State
Date and Time: 09/27/2020 04:08 PM
ID Number: 20171168922

Document number: 20201838788
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment
filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

    ID number   20171168922
                       _____
                       (Colorado Secretary of State ID number)

    Entity name   NET SAVINGS LINK, INC.
                       _____.

2. The new entity name (if applicable) is _____.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
    [X] This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the
    attachment states the provisions for implementing the amendment.

5. (**Caution**: <u>Leave blank</u> if the document does not have a delayed effective date. Stating a delayed effective date has significant legal
    consequences. Read instructions before entering a date.)

    (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

    The delayed effective date and, if applicable, time of this document is/are _____.
                                                                              (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or
acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such
individual's act and deed, or that such individual in good faith believes such document is the act and deed of the
person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with
the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic
statutes, and that such individual in good faith believes the facts stated in such document are true and such document
complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State,
whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing
    address of the individual causing
    the document to be delivered for
    filing are

    Tilton _____ James _____ Arthur _____ _____
    (Last)   *(First)*   *(Middle)*   *(Suffix)*

    2374 Route 390 _____
    (Street name and number or Post Office Box information)

    P.O. Box 609 _____

    Mountainhome _____ PA ___ 18342 _____
    (City)   *(State)* *(Postal/Zip Code)*

    _____ United States
    (Province – if applicable)   *(Country – if not US)*

AMD_PC   Page 1 of 2   Rev. 12/20/2016

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NET SAVINGS LINK, INC.

To the Secretary of State of the State of Colorado:

Net Savings Link, Inc., a for-profit Colorado domestic corporation in good standing, does hereby amend its Articles of Incorporation, as amended, pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes ("CRS"), to wit:

CAPITAL STOCK.

1. Authorized Shares. The aggregate number of shares which the corporation shall have authority to issue is six billion, four hundred fifty-five million (6,455,000,000) shares, consisting of three classes to be designated, respectively, "Common Stock", "Series A Preferred Stock", and "Series B Preferred Stock"; the Common Stock shall have a par value of $0.001 per share, the Series A Preferred Stock shall have a par value of $0.00001 per share, and the Series B Preferred Stock shall have a par value of $0.00001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is five billion, six hundred fifty million (5,650,000,000) shares. The total number of shares of Series A Preferred Stock the corporation shall have authority to issue is thirty million (30,000,000) shares. The total number of shares of Series B Preferred Stock the corporation shall have the authority to issue is seven hundred and seventy-five million (775,000,000) shares.

   a. Common Stock.

      (1) Dividend Rate. The holders of Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

      (2) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Common Stock shall be entitled to one vote for each share. No holder of shares of Common Stock shall have the right to cumulate votes.

      (3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, subject to the prior rights of the holders of Series A Preferred Stock and Series B Preferred Stock, if any, the holders of shares of the Common Stock can share ratably in the corporation's assets, and shall share equally and ratably in the corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock or Series B Preferred Stock. A merger, conversion, exchange, or consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

      (4) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

      (5) Consideration for Shares. The Common Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

b. Series A Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to 1,000 votes for each share held by them.

    (2) Consideration for Shares. The shares of the Series A Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

c. Series B Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series B Preferred Stock shall be entitled to one vote for each share held by them.

    (2) Conversion Rights. The holders of shares of the corporation's Series B Preferred Stock shall have the right to convert each share of Series B Preferred Stock held by them to one share of the corporation's Common Stock.

    (3) Consideration for Shares. The shares of the Series B Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

2. Non-Assessment of Stock. The capital stock of the corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the corporation is individually liable for the debts or liabilities of the corporation.

    NOW, THEREFORE, the corporation causes this amendment to be filed with the Office of the Secretary of the State of Colorado, as such amendments to its Articles of Incorporation are authorized by the unanimous written consent of the holders of the corporation's Series A Preferred Stock on this twenty-seventh day of September 2020.

/s/ James Tilton

_____

James Tilton
President

2374 Route 390, P.O. Box 609
Mountainhome, Pennsylvania 18342

Telephone: (917) 770-8588

CERTIFICATE OF INCUMBENCY
AND CORPORATE AUTHORITY

To: **Jena Griswold,**
Secretary of State,
The Great State of Colorado

From: James Tilton
President
Net Savings Link, Inc. ("NSL")
2374 Route 390, P.O. Box 609
Mountainhome, Pennsylvania 18342

The undersigned, being President of Net Savings Link, Inc., a Colorado corporation, hereby certifies to you, as follows:

1. I am an authorized representative of NSL.

2. NSL is a Colorado corporation in good standing.

3. I am the person who has been duly designated and appointed to the position indicated by my name, I continue to hold the indicated position at this time, and the signature set forth below by my name is my genuine signature.

4. I have sufficient and appropriate authority as the President of NSL to act on behalf of and to bind it with respect to executing and delivering the Amendment to the Articles of Incorporation of Net Savings Link, Inc., a Colorado corporation, and to file the same with you, to which this Certificate is annexed, and in any amendments or exhibits thereto or thereafter.

5. I have the power and authority to execute this Certificate on behalf of NSL.

6. You may rely on this Certificate and on the authorization of my authority, until NSL's initial or subsequent Board of Directors or shareholders rescind this Certificate or until the corporation is dissolved by a plan of reorganization or by operation of law.

IN WITNESS WHEREOF, the undersigned duly executes this Certificate and affixes his signature hereto as of September 27, 2020.

NET SAVINGS LINK, INC.,
a Colorado corporation

/s/ James Tilton

_____
By: James Tilton
Its: President



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 08/31/2020 08:02 AM
ID Number: 20171168922

Document number: 20201756578
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

   ID number 20171168922
   (Colorado Secretary of State ID number)

   Entity name NET SAVINGS LINK, INC.

2. The new entity name (if applicable) is ______________________.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
   ☒ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

   The delayed effective date and, if applicable, time of this document is/are ______________________.
   (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Tilton	James	Arthur	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2374 Route 390
(Street name and number or Post Office Box information)
P.O. Box 609

Mountainhome	PA	18342
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NET SAVINGS LINK, INC.

To the Secretary of State of the State of Colorado:

Net Savings Link, Inc., a for-profit Colorado domestic corporation in good standing, does hereby amend its Articles of Incorporation, as amended, pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes ("CRS"), to wit:

CAPITAL STOCK.

1. Authorized Shares. The aggregate number of shares which the corporation shall have authority to issue is six billion, six hundred fifty million (6,650,000,000) shares, consisting of three classes to be designated, respectively, "Common Stock", "Series A Preferred Stock", and "Series B Preferred Stock"; the Common Stock shall have a par value of $0.001 per share, the Series A Preferred Stock shall have a par value of $0.00001 per share, and the Series B Preferred Stock shall have a par value of $0.00001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is five billion, six hundred fifty million (5,650,000,000) shares. The total number of shares of Series A Preferred Stock the corporation shall have authority to issue is two hundred and twenty-five million (225,000,000) shares. The total number of shares of Series B Preferred Stock the corporation shall have the authority to issue is seven hundred and seventy-five million (775,000,000) shares.

   a. Common Stock.

      (1) Dividend Rate. The holders of Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

      (2) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Common Stock shall be entitled to one vote for each share. No holder of shares of Common Stock shall have the right to cumulate votes.

      (3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, subject to the prior rights of the holders of Series A Preferred Stock and Series B Preferred Stock, if any, the holders of shares of the Common Stock can share ratably in the corporation's assets, and shall share equally and ratably in the corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock or Series B Preferred Stock. A merger, conversion, exchange, or consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

      (4) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

      (5) Consideration for Shares. The Common Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

b. Series A Preferred Stock.

   (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to 1,000 votes for each share held by them.

   (2) Consideration for Shares. The shares of the Series A Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

c. Series B Preferred Stock.

   (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series B Preferred Stock shall be entitled to one vote for each share held by them.

   (2) Conversion Rights. The holders of shares of the corporation's Series B Preferred Stock shall have the right to convert each share of Series B Preferred Stock held by them to one share of the corporation's Common Stock.

   (3) Consideration for Shares. The shares of the Series B Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

2. Non-Assessment of Stock. The capital stock of the corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the corporation is individually liable for the debts or liabilities of the corporation.

   NOW, THEREFORE, the corporation causes this amendment to be filed with the Office of the Secretary of the State of Colorado, as such amendments to its Articles of Incorporation are authorized by the unanimous written consent of the holders of the corporation's Series A Preferred Stock on this thirty-first day of August 2020.

/s/ James Tilton

_____
James Tilton
President

2374 Route 390, P.O. Box 609
Mountainhome, Pennsylvania 18342

Telephone: (917) 770-8588

CERTIFICATE OF INCUMBENCY
AND CORPORATE AUTHORITY

To: **Jena Griswold,**
 Secretary of State,
 The Great State of Colorado

From: James Tilton
 President
 Net Savings Link, Inc. ("NSL")
 2374 Route 390, P.O. Box 609
 Mountainhome, Pennsylvania 18342

The undersigned, being President of Net Savings Link, Inc., a Colorado corporation, hereby certifies to you, as follows:

1. I am an authorized representative of NSL.

2. NSL is a Colorado corporation in good standing.

3. I am the person who has been duly designated and appointed to the position indicated by my name, I continue to hold the indicated position at this time, and the signature set forth below by my name is my genuine signature.

4. I have sufficient and appropriate authority as the President of NSL to act on behalf of and to bind it with respect to executing and delivering the Amendment to the Articles of Incorporation of Net Savings Link, Inc., a Colorado corporation, and to file the same with you, to which this Certificate is annexed, and in any amendments or exhibits thereto or thereafter.

5. I have the power and authority to execute this Certificate on behalf of NSL.

6. You may rely on this Certificate and on the authorization of my authority, until NSL's initial or subsequent Board of Directors or shareholders rescind this Certificate or until the corporation is dissolved by a plan of reorganization or by operation of law.

IN WITNESS WHEREOF, the undersigned duly executes this Certificate and affixes his signature hereto as of August 31, 2020.

NET SAVINGS LINK, INC.,
a Colorado corporation

/s/ James Tilton

_____
By: James Tilton
Its: President



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 05/05/2017 01:03 PM
ID Number: 20171168922

Document number: 20171354123
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

ID number 20171168922
(Colorado Secretary of State ID number)

Entity name NET SAVINGS LINK, INC.

2. The new entity name (if applicable) is ______________________.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
☑ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are ______________________.
(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Tilton	James	Arthur	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

2374 ROUTE 390 NORTH
(Street name and number or Post Office Box information)
Mountainhome

Cresco	PA	18326
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NET SAVINGS LINK, INC.

To the Secretary of State of the State of Colorado:

Net Savings Link, Inc., a for-profit Colorado domestic corporation in good standing, does hereby amend its Articles of Incorporation, as amended, pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes ("CRS"), to wit:

CAPITAL STOCK.

1. Authorized Shares. The aggregate number of shares which the corporation shall have authority to issue is seven billion (7,000,000,000) shares, consisting of three classes to be designated, respectively, "Common Stock", "Series A Preferred Stock", and "Series B Preferred Stock"; the Common Stock shall have a par value of $0.001 per share, the Series A Preferred Stock shall have a par value of $0.00001 per share, and the Series B Preferred Stock shall have a par value of $0.00001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is six billion (6,000,000,000) shares. The total number of shares of Series A Preferred Stock the corporation shall have authority to issue is two hundred and twenty-five million (225,000,000) shares. The total number of shares of Series B Preferred Stock the corporation shall have the authority to issue is seven hundred and seventy-five million (775,000,000) shares.

    a. Common Stock.

        (1) Dividend Rate. The holders of Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

        (2) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Common Stock shall be entitled to one vote for each share. No holder of shares of Common Stock shall have the right to cumulate votes.

        (3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, subject to the prior rights of the holders of Series A Preferred Stock and Series B Preferred Stock, if any, the holders of shares of the Common Stock can share ratably in the corporation's assets, and shall share equally and ratably in the corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock or Series B Preferred Stock. A merger, conversion, exchange, or consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

        (4) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

        (5) Consideration for Shares. The Common Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

b. Series A Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to 1,000 votes for each share held by them.

    (2) Consideration for Shares. The shares of the Series A Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

c. Series B Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series B Preferred Stock shall be entitled to one vote for each share held by them.

    (2) Conversion Rights. The holders of shares of the corporation's Series B Preferred Stock shall have the right to convert each share of Series B Preferred Stock held by them to one share of the corporation's Common Stock.

    (3) Consideration for Shares. The shares of the Series B Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

2. Non-Assessment of Stock. The capital stock of the corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the corporation is individually liable for the debts or liabilities of the corporation.

    NOW, THEREFORE, the corporation causes this amendment to be filed with the Office of the Secretary of the State of Colorado, as such amendments to its Articles of Incorporation are authorized by the unanimous written consent of the holders of the corporation's Series A Preferred Stock on this twenty-eighth day of April 2017.

/s/ James Tilton

_____

James Tilton
President

2374 Route 390 North Mountainhome
Cresco, Pennsylvania 18326

Telephone: (570) 595-2432

CERTIFICATE OF INCUMBENCY
AND CORPORATE AUTHORITY

To: **Wayne W. Williams,**
Secretary of State,
The Great State of Colorado

From: James Tilton
President
Net Savings Link, Inc. ("NSL")
2374 Route 390 North Mountainhome
Cresco, Pennsylvania 18326

The undersigned, being President of Net Savings Link, Inc., a Colorado corporation, hereby certifies to you, as follows:

1.   I am an authorized representative of NSL.

2.   NSL is a Colorado corporation in good standing.

3.   I am the person who has been duly designated and appointed to the position indicated by my name, I continue to hold the indicated position at this time, and the signature set forth below by my name is my genuine signature.

4.   I have sufficient and appropriate authority as the President of NSL to act on behalf of and to bind it with respect to executing and delivering the Amendment to the Articles of Incorporation of Net Savings Link, Inc., a Colorado corporation, and to file the same with you, to which this Certificate is annexed, and in any amendments or exhibits thereto or thereafter.

5.   I have the power and authority to execute this Certificate on behalf of NSL.

6.   You may rely on this Certificate and on the authorization of my authority, until NSL's initial or subsequent Board of Directors or shareholders rescind this Certificate or until the corporation is dissolved by a plan of reorganization or by operation of law.

IN WITNESS WHEREOF, the undersigned duly executes this Certificate and affixes his signature hereto as of May 5, 2017.

NET SAVINGS LINK, INC.,
a Colorado corporation

/s/ James Tilton

_____
By: James Tilton
Its: President



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 03/29/2017 11:38 AM
ID Number: 20171168922

Document number: 20171251385
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

   ID number: 20171168922
   (Colorado Secretary of State ID number)

   Entity name: NET SAVINGS LINK, INC.

2. The new entity name (if applicable) is ______________________.

3. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*
   ☑ This document contains additional amendments or other information.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(**Caution**: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

   The delayed effective date and, if applicable, time of this document is/are ______________________.
   (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Hudson	Randolph	S.	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

4100 West Flamingo Road
(Street name and number or Post Office Box information)
Suite 2750

Las Vegas	NV	89103
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
NET SAVINGS LINK, INC.

To the Secretary of State of the State of Colorado:

Net Savings Link, Inc., a for-profit Colorado domestic corporation in good standing, does hereby amend its Articles of Incorporation, as amended, pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes ("CRS"), to wit:

CAPITAL STOCK.

1. Authorized Shares. The aggregate number of shares which the corporation shall have authority to issue is eleven billion seven hundred seventy-five million (11,775,000,000) shares, consisting of three classes to be designated, respectively, "Common Stock", "Series A Preferred Stock", and "Series B Preferred Stock"; the Common Stock shall have a par value of $0.0001 per share, the Series A Preferred Stock shall have a par value of $0.00001 per share, and the Series B Preferred Stock shall have a par value of $0.00001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is ten billion (10,000,000,000) shares. The total number of shares of Series A Preferred Stock the corporation shall have authority to issue is one billion shares. The total number of shares of Series B Preferred Stock the corporation shall have the authority to issue is seven hundred seventy-five million (775,000,000) shares.

    a. Common Stock.

       (1) Dividend Rate. The holders of Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

       (2) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Common Stock shall be entitled to one vote for each share. No holder of shares of Common Stock shall have the right to cumulate votes.

       (3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, subject to the prior rights of the holders of Series A Preferred Stock and Series B Preferred Stock, if any, the holders of shares of the Common Stock can share ratably in the corporation's assets, and shall share equally and ratably in the corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock or Series B Preferred Stock. A merger, conversion, exchange, or consolidation of the corporation with or into any other person or sale or transfer of all or any part of the assets of the corporation (which shall not in fact result in the liquidation of the corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

       (4) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

       (5) Consideration for Shares. The Common Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

b. Series A Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to 1,000 votes for each share held by them.

    (2) Consideration for Shares. The shares of the Series A Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

c. Series B Preferred Stock.

    (1) Voting Rights. Except as otherwise provided by the CRS, the holders of the issued and outstanding shares of the Series B Preferred Stock shall be entitled to one vote for each share held by them.

    (2) Conversion Rights. The holders of shares of the corporation's Series B Preferred Stock shall have the right to convert each share of Series B Preferred Stock held by them to one share of the corporation's Common Stock.

    (3) Consideration for Shares. The shares of the Series B Preferred Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

2. Non-Assessment of Stock. The capital stock of the corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the corporation is individually liable for the debts or liabilities of the corporation.

NOW, THEREFORE, the corporation causes this amendment to be filed with the Office of the Secretary of the State of Colorado, as such amendments to its Articles of Incorporation are authorized by the unanimous written consent of the holders of the corporation's Series A Preferred Stock on this twenty-ninth day of March 2017.

/s/ James Tilton

_____

James Tilton
President

2374 Route 390 North Mountainhome
Cresco, Pennsylvania 18326

Telephone: (570) 595-2432

CERTIFICATE OF INCUMBENCY
AND CORPORATE AUTHORITY

To: **Wayne W. Williams,**
           Secretary of State,
           The Great State of Colorado

From: James Tilton
           President
           Net Savings Link, Inc. ("NSL")
           2374 Route 390 North Mountainhome
           Cresco, Pennsylvania 18326

The undersigned, being President of Net Savings Link, Inc., a Colorado corporation, hereby certifies to you, as follows:

1.   I am an authorized representative of NSL.

2.   NSL is a Colorado corporation in good standing.

3.   I am the person who has been duly designated and appointed to the position indicated by my name, I continue to hold the indicated position at this time, and the signature set forth below by my name is my genuine signature.

4.   I have sufficient and appropriate authority as the President of NSL to act on behalf of and to bind it with respect to executing and delivering the Amendment to the Articles of Incorporation of Net Savings Link, Inc., a Colorado corporation, and to file the same with you, to which this Certificate is annexed, and in any amendments or exhibits thereto or thereafter.

5.   I have the power and authority to execute this Certificate on behalf of NSL.

6.   You may rely on this Certificate and on the authorization of my authority, until NSL's initial or subsequent Board of Directors or shareholders rescind this Certificate or until the corporation is dissolved by a plan of reorganization or by operation of law.

IN WITNESS WHEREOF, the undersigned duly executes this Certificate and affixes his signature hereto as of March 29, 2017.

NET SAVINGS LINK, INC.,
a Colorado corporation

/s/ James Tilton

_____
By: James Tilton
Its: President



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 02/28/2017 01:24 PM
ID Number: 20171168922

Document number: 20171168922
Amount Paid: $100.00

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Conversion

filed pursuant to § 7-90-201.7 (3) of the Colorado Revised Statutes (C.R.S.)

1. For the converting entity, its ID number (if applicable), entity name or true name, form of entity, jurisdiction under the law of which it is formed, and principal address are

ID number ______________________
(Colorado Secretary of State ID number)

Entity name or true name: NET SAVINGS LINK, INC.

Form of entity: Foreign Corporation

Jurisdiction: Nevada

Street address: 2374 Route 390 North, Mountainhome
(Street number and name)

Cresco *(City)* PA *(State)* 18326 *(ZIP/Postal Code)*
______________ *(Province – if applicable)* United States *(Country)*

Mailing address
(leave blank if same as street address) ______________________
(Street number and name or Post Office Box information)

____
______________ *(City)* ______ *(State)* ______________ *(ZIP/Postal Code)*
______________ *(Province – if applicable)* ______________. *(Country)*

2. The entity name of the resulting entity is NET SAVINGS LINK, INC..
(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

3. The converting entity has been converted into the resulting entity pursuant to section 7-90-201.7, C.R.S.

4. *(If applicable, adopt the following statement by marking the box and include an attachment.)*
☐ This document contains additional information as provided by law.

5. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document are ______________________.
(mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is

such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing this document to be delivered for filing are

Goulding	Randall		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

1333 Sprucewood
(Street number and name or Post Office Box information)

Deerfield	IL	60015
(City)	*(State)*	*(ZIP/Postal Code)*

	United States .
(Province – if applicable)	*(Country)*

(If applicable, adopt the following statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 02/28/2017 01:24 PM
ID Number: 20171168922

Document number: 20171168922
Amount Paid: $100.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

NET SAVINGS LINK, INC. .

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

Street address

2374 Route 390 North, Mountainhome
(Street number and name)

Cresco *(City)* PA *(State)* 18326 *(ZIP/Postal Code)*
(Province – if applicable) United States *(Country)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City) *(State)* *(ZIP/Postal Code)*
(Province – if applicable) *(Country)* .

3. The registered agent name and registered agent address of the corporation's initial registered agent are

Name
(if an individual)

Johnson *(Last)* Roger *(First)* *(Middle)* *(Suffix)*

or

(if an entity)

(Caution: Do not provide both an individual and an entity name.)

Street address

30370 Coyote Run Ct.
(Street number and name)

Oak Creek *(City)* CO *(State)* 80467 *(ZIP/Postal Code)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City) CO *(State)* *(ZIP/Postal Code)* .

(The following statement is adopted by marking the box.)

☑ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual) Goulding_____ Randall_____ _____ _____
                    (Last)   *(First)*   *(Middle)*   *(Suffix)*
or

(if an entity)   _____
(Caution: Do not provide both an individual and an entity name.)

Mailing address   1333 Sprucewood_____
                    (Street number and name or Post Office Box information)

                    _____

                    Deerfield_____ IL__ 60015_____
                    (City)   *(State)* *(ZIP/Postal Code)*
                    _____ United States__.
                    (Province – if applicable) *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

◯ The corporation is authorized to issue _____ common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

◉ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☑ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are _____.
                                                                         (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

8. The true name and mailing address of the individual causing the document to be delivered for filing are

Goulding	Randall		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

1333 Sprucewood
(Street number and name or Post Office Box information)

_____

Deerfield	IL	60015
(City)	*(State)*	*(ZIP/Postal Code)*

	United States .
(Province – if applicable)	*(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

NET SAVINGS LINK, INC.

STOCK

Common Shares Authorized: 3,000,000,000

$ 0.0001 Par Value



STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

JEFFERY LANDERFELT
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

NET SAVINGS LINK, INC.

NV

Job:C20160216-0388
February 16, 2016

Special Handling Instructions:
24 HR CC AMEND DESIG MAC 2/16/16

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amended Designation	20160068154-23	2/16/2016 8:00:56 AM	1	$175.00	$175.00
24 Hour Expedite	20160068154-23	2/16/2016 8:00:56 AM	1	$125.00	$125.00
Copies - Certification of Document	20160068154-23	2/16/2016 8:00:56 AM	1	$30.00	$30.00
Total					$330.00

Payments

Type	Description	Amount
Credit	45564974769161800011O2|	$330.00
Total		$330.00

Credit Balance: $0.00

Job Contents:
Certified File Stamped Copy(s): 1

NET SAVINGS LINK, INC.

NV

STATE OF NEVADA



BARBARA K. CEGAVSKE
Secretary of State

JEFFERY LANDERFELT
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

February 16, 2016

Job Number: C20160216-0388
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20160068154-23	Amended Designation	1 Pages/1 Copies



Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Certified By: Miguel Camacho
Certificate Number: C20160216-0388
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138





BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegaske	**20160068154-23**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**02/16/2016 8:00 AM**
State of Nevada	Entity Number
	E0121502007-7

150103

Amendment to Certificate of Designation After Issuance of Class or Series
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

NET SAVINGS LINK, INC.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series B Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

Pursuant to a resolution of the board of directors dated February 12, 2016, all previous designations for "Series B Preferred Stock" are hereby set aside and held for naught, and effective February 12, 2016, 775,000,000 shares of preferred stock are hereby designated Series B Preferred Stock. Each share of Series B Preferred Stock will have one vote and vote as a single unit with common shares and with Series A Preferred shares on all matters submitted to shareholders. Each Series B Preferred share is convertible into one (1) share of common stock at the election of the holder. Each common share has one vote per share; each Series A Preferred share has 1,000 votes per share.

5. Effective date of filing: (optional) [   ]

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X _____
Signature of Officer   James Tilton, President

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS Amend Designation - After
Revised: 1-5-16



BARBARA K. CEGAVSKE
Secretary of State

JEFFERY LANDERFELT
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

NET SAVINGS LINK, INC.

NV

Job:C20160210-0870
February 10, 2016

Special Handling Instructions:
24 HOUR - CC/AMEND/STOCK TTB EMAIL 2/10/16

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amendment	20160062072-16	2/10/2016 10:40:59 AM	1	$3,850.00	$3,850.00
24 Hour Expedite	20160062072-16	2/10/2016 10:40:59 AM	1	$125.00	$125.00
Copies - Certification of Document	20160062072-16	2/10/2016 10:40:59 AM	1	$30.00	$30.00
Total					$4,005.00

Payments

Type	Description	Amount
Credit	4551324014026117101106|	$4,005.00
Total		$4,005.00

Credit Balance: $0.00

Job Contents:
Certified File Stamped Copy(s):   1

NET SAVINGS LINK, INC.

NV





STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

JEFFERY LANDERFELT
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

February 10, 2016

Job Number: C20160210-0870
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20160062072-16	Amendment	4 Pages/1 Copies

Respectfully,

BARBARA K. CEGAVSKE
Secretary of State

Certified By: Tina Baldassare
Certificate Number: C20160210-0870
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138



090204



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20160062072-16
Barbara K. Cegavske	Filing Date and Time
Secretary of State	02/10/2016 10:40 AM
State of Nevada	Entity Number
	E0121502007-7

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NET SAVINGS LINK, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV:

The aggregate number of shares that the Corporation will have authority to issue is Eleven Billion (11,000,000,000) of which Ten Billion (10,000,000,000) shares will be common stock with a par value of $0.001 per share and One Billion (1,000,000,000) shares will be preferred stock, with a par value of $0.00001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 5,014,900,000 - 62.69%

4. Effective date and time of filing: (optional)   Date: [   ]   Time: [   ]

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X   *J. A. Tilton*

Signature of Officer James Tilton, President

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.   Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

ADDITIONAL ARTICLES
NET SAVINGS LINK, INC.

Section 1. Capital Stock

The aggregate number of shares that the Corporation will have authority to issue is Eleven Billion (11,000,000,000) of which Ten Billion (10,000,000,000) shares will be common stock, with a par value of $0.001 per share, and One Billion (1,000,000,000) shares will be preferred stock, with a par value of $0.00001 per share.

The Preferred Stock may be divided into and issued in series. The Board of Directors of the Corporation is authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is authorized, within any limitations prescribed by law and this Article, to fix and determine the designations, rights, qualifications, preferences, voting rights, limitations and terms of the shares of any series of Preferred Stock including but not limited to the following:

(a)   The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b)   Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c)   The amount payable upon shares in the event of voluntary or involuntary liquidation;

(d)   Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(e)   The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(f)   Voting powers, including but not limited to super voting rights and the right to have the preferred stock vote as a single class with the common shares on all matters submitted to shareholders; and,

(g)   Subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as our Board of Directors may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

In the event of our liquidation, holders of preferred stock will be entitled to received, before any payment or distribution on the common stock or any other class of stock junior to the preferred stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such preferred stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such preferred stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease, or exchange of all or substantially all of our property and assets, nor any consolidation or merger, shall be deemed to be a liquidation.

Section 2. Acquisition of Controlling Interest.

The Corporation elects not to be governed by NRS 78.378 to 78.3793, inclusive.

Section 3. Combinations with Interest Stockholders.

The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.

Section 4. Liability.

To the fullest extent permitted by NRS 78, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that this article will not eliminate or limit the liability of a director or officer for:

(a)   acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

(b)   the payment of distributions in violation of NRS 78.300, as amended.

Any amendment or repeal of this Section 4 will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such amendment or repeal.

Section 5. Indemnification

(a)   Right to Indemnification. The Corporation will indemnify to the fullest extent permitted by law any person (the "Indemnitee") made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director of the Corporation or is or was serving as a director, officer, employee or agent of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements) that he or she incurs in connection with such action or proceeding.

(b)   Inurement. The right to indemnification will inure whether or not the claim asserted is based on matters that predate the adoption of this Section 5, will continue as to an Indemnitee who has ceased to hold the position by virtue of which he or she was entitled to indemnification, and will inure to the benefit of his or her heirs and personal representatives.

(c)   Non-exclusivity of Rights. The right to indemnification and to the advancement of expenses conferred by this Section 5 are not exclusive of any other rights that an Indemnitee may have or acquire under any statue, bylaw, agreement, vote of stockholders or disinterested directors, the Certificate of Incorporation or otherwise.

(d)   Other Sources. The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at the request as a director, officer employee or agent of another corporation, partnership, joint venture, trust, enterprise or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement or expenses from such other entity.

(e)   Advancement of Expenses. The Corporation will, from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with defending any proceeding from which he or she is indemnified by the Corporation, in advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such director or officer to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that the director or officer is not entitled to be indemnified for such expenses.